Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Announces Appointment of
Two New Members to its Board of Directors

Hong Kong, May 29, 2019 — iClick Interactive Asia Group Limited (“iClick” or “the Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced the appointment of two new members to its board of directors, who will officially take up their roles on July 1, 2019.

The two new directors are Lub Bun Chong and Terence Li. Mr. Chong will also join the Company’s audit committee while Mr. Li will continue to serve the Company as Chief Financial Officer.

Mr. Chong is currently a partner of C Consultancy Limited, a Hong Kong-based corporate and financial advisory firm which specializes in the advertising, digital and media sectors of China and Southeast Asia.  Lub Bun is the author of “Managing a Chinese Partner” (published by Palgrave Macmillan) and a contributor of China articles to reputable publications.  Prior to founding C Consultancy, he was the Chief Financial Officer and the Director of Mergers and Acquisitions of Clear Media (00100.HK), and the Chief Financial Officer of Focus Media (002027.SZ).  Lub Bun previously worked at PricewaterhouseCoopers in China, Hong Kong and Singapore during the 1990s.

Terence Li, who joined iClick in 2018, was previously a Vice President with iClick’s Series A investor, Sumitomo Corporation Equity Asia. Terence served on the iClick’s board between 2009 and 2013 representing Sumitomo Corporation Equity Asia. Terence has served as Chief Financial Officer of the Company since January 1, 2019.

Sammy Hsieh, Co-founder and CEO of iClick said, “I welcome Lub Bun and Terence to our board. Their industry experience and professional networks will bring significant value to iClick’s overall business growth and the development of its marketing solutions business. Lub Bun’s relevant industry experience in particular will be strategically important to our business development in Southeast Asia.”

iClick today also announced Ricky Ng’s departure from the Company’s board of directors, effective May 28, 2019. His departure was not due to any disagreement with the company. “Ricky has played an important role in the early development of iClick’s business. The board wishes him success in his future endeavors,” said Hsieh.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ:ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfills various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in nine locations worldwide including Asia and Europe.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates.. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	PondelWilkinson Inc.
Lisa Li	Evan Pondel/Laurie Berman
Phone: +852-3700-9065	Tel: +1-310-279-5980
E-mail: ir@i-click.com	E-mail: iclk@pondel.com

For media inquiries, please contact:

iClick Interactive Asia Group Limited
Vivian Fu
Phone: +852-3700-9110
Email: press@i-click.com

Paradigm Consulting
Helen Lam / Tim Nicholls
Phone: (852) 2251 9082 / (852) 2251 9081
Email: helen.lam@paradigmconsulting.com.hk/
tim.nicholls@paradigmconsulting.com.hk

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